May 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	Galaxy Payroll Group Limited
Amendment No. 1 to the Registration Statement on Form F-3
Filed May 27, 2026
File No. 333-294823

Ladies and Gentlemen:

In accordance with Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Galaxy Payroll Group Limited (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:30 p.m., Eastern Time on Tuesday, June 2, 2026, or as soon thereafter as may be practicable.

The Company acknowledges that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company further acknowledges that such a declaration of effectiveness does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company understands that it may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

Galaxy Payroll Group Limited

		By:	/s/ W ai Hong Lao
		Name:	Wai Hong Lao
		Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.